UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number - 001-34045

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Colfax Corporation 401(k) Savings Plan Plus

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Colfax Corporation

8170 Maple Lawn Boulevard, Suite 180

Fulton, MD 20759

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11
Signatures	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans Committee

Colfax Corporation 401(k) Savings Plan Plus

Fulton, Maryland

We have audited the accompanying Statements of Net Assets Available for Benefits of Colfax Corporation 401(k) Savings Plan Plus (the “Plan”) as of December 31, 2011 and 2010, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Aronson LLC

Rockville, Maryland

June 22, 2012

1

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010

Assets
Investments, at fair value	$58,330,372	$58,280,735
Receivables:
Participant contributions	—	4,440
Employer contributions	18,352	20,300
Notes receivable from participants	1,287,217	1,315,541
Total receivables	1,305,569	1,340,281
Cash	763	8,738
Total assets reflecting investments at fair value	59,636,704	59,629,754
Adjustment from fair value to contract value for Invesco Stable Value Retirement Fund	(100,760)	—
Net assets available for benefits	$59,535,944	$59,629,754

See Notes to Financial Statements.

2

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2011

Additions
Contributions:
Participant	$2,907,867
Employer	2,383,434
Rollovers	433,761
Total contributions	5,725,062
Net investment income (loss):
Interest and dividends	1,145,992
Net depreciation in fair value of investments	(1,331,086)
Total net investment loss	(185,094)
Interest income from notes receivable from participants	63,543
Total additions	5,603,511
Deductions
Benefits paid to participants	5,682,825
Administrative expenses	14,496
Total deductions	5,697,321
Net decrease	(93,810)
Net assets available for benefits:
Beginning of plan year	59,629,754
End of plan year	$59,535,944

See Notes to Financial Statements.

3

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The following description of the Colfax Corporation 401(k) Savings Plan Plus (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Colfax Corporation and participating affiliates (collectively, “Colfax,” the “Company”). During the year ended December 31, 2011, employees covered by a collective bargaining agreement, non-resident aliens, leased employees, temporary employees, employees not on U.S. payroll, and employees who would be leased employees, but have not yet satisfied the service requirements were not included in the Plan. See Note 10, “Subsequent Events” for a discussion of changes made to plan participation subsequent to December 31, 2011. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants direct the investment of contributions into various investment options offered by the Plan. As of December 31, 2011, the Plan offered nine mutual funds, nine common collective trust funds and Colfax Corporation common stock as investment options for participants. The Plan allows for discretionary matching contributions. During 2011, the Company contributed 50% of the first 6% of compensation that a participant contributed to the Plan. The Plan also provides for a non-elective safe harbor employer contribution equal to 3% of eligible compensation. The Plan provided for discretionary profit sharing contributions until February 2, 2007 when this feature was frozen. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions, and an allocation of the investment earnings and losses. Allocations of investment earnings and losses are based on account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants vest immediately in their contributions and non-elective safe harbor contributions plus actual earnings thereon. Vesting in discretionary employer contributions is based on years of continuous service. A participant is 20% vested after two years of service are completed, 40% vested after three years, 60% vested after four years, and 100% vested after five years of service are completed in the discretionary matching contribution. A participant is 20% vested after one year of service is completed and vests an additional 20% per year until full vesting after five years in the discretionary profit sharing contribution. Different vesting schedules may apply to certain employees as described in the Plan document due to prior Plan provisions.

Forfeited Accounts

At December 31, 2011 and 2010, forfeited nonvested accounts totaled $808 and $18,958, respectively. These amounts will be used to reduce future employer contributions, then to pay plan expenses, and any remaining amounts will be reallocated to participant accounts. During the year ended December 31, 2011, $93,035 of forfeited nonvested funds were used to reduce employer contributions.

4

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS

NOTES TO FINANCIAL STATEMENTS – (Continued)

Payment of Benefits

Benefits are payable upon retirement at age 65, disability, death, or termination of employment. Hardship withdrawals and in-service withdrawals at age 59 1/2 are also permitted, subject to the provisions in the Plan document and applicable law. Benefits are payable in lump sum or installment payments.

Notes Receivable from Participants

Active participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%, which was between 4.25% and 9.25% for outstanding loans at December 31, 2011. Principal and interest are paid through payroll deductions.

Administrative Expenses

The Company pays substantially all of the administrative expenses of the Plan.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Colfax common stock credited to his account on each matter brought before any meeting of the stockholders of Colfax Corporation and is notified by Bank of America, N.A. (the “Trustee”) prior to the time such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee shall vote shares for which it has not received direction in the same proportion as directed shares were voted.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).

Investment Valuation and Income Recognition

The investments of the Plan are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The fair value of the shares of mutual funds owned by the Plan is based on quoted net asset values on the last business day of the Plan year.

The unit value of the common collective trusts is based on the fair value of underlying assets in the trusts. The underlying assets of the common collective trust funds include investment primarily in equity securities, long positions traded in over-the counter transactions, portfolio securities, investments in open-end investment contracts, and other collective trust funds that invest in equity securities, corporate debt, commercial mortgage and other asset-backed securities, government bonds, mutual funds, U.S. Treasury and other U.S. government securities, investment grade fixed and floating rate securities, security investment contracts issued by banks and insurance companies (“wrap contracts”) and traditional guaranteed investment contracts (“GICs”). Investments traded on national securities exchanges and over-the-counter markets are valued at the last reported sales or available bid price. Investments in open-end investment companies, mutual funds and other collective trust funds are valued at their net asset value, or price per unit, of each underlying trust. Short-term securities are stated at amortized cost (which approximates market value) if maturity is 60 days or less at the time of purchase, or at market value if maturity is greater than 60 days. Debt securities are valued on the basis of valuations provided by an approved independent pricing service. If valuations are not available from such pricing services, valuations are obtained from dealers making a market for such securities. The fair value of wrap contracts is determined based on the change in the present value of each contract’s replacement cost.

5

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS

NOTES TO FINANCIAL STATEMENTS – (Continued)

Investment contracts held by a defined contribution plan either directly or indirectly through a common trust fund must be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits at December 31, 2011 presents the Invesco Stable Value Retirement Fund at fair value as well as the adjustment of the fund to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

During 2010, the Bank of America, N.A. Retirement Preservation Trust was approved for termination and commenced liquidation of its assets. Prior to the termination, the underlying assets of the Bank of America, N.A. Retirement Preservation Trust consisted primarily of synthetic GICs.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

The notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”). Refer to Note 4, “Fair Value Measurements” for related disclosures associated with the Plan’s investments.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the additions and deductions to net assets available for benefits for the periods presented. Actual results may differ from those estimates.

3. Investments

During the year ended December 31, 2011, the Plan’s investments (depreciated) appreciated in value, as follows:

December 31, 2011
Net (depreciation) appreciation in fair value of investments
Mutual funds	$(1,292,095)
Common collective trust funds	(49,242)
Common stock	10,251
Net depreciation	$(1,331,086)

6

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS

NOTES TO FINANCIAL STATEMENTS – (Continued)

As of December 31, 2011 and 2010, the fair values of individual investments that represented 5% or more of the Plan's net assets available for benefits were as follows:

	December 31,
	2011	2010
Invesco Stable Value Retirement Fund 4, at contract value(1)	$20,051,177	$—
American Funds American Balanced Fund	4,986,985	5,202,784
Bank of America N.A. Equity Index Trust 12	4,922,733	5,333,701
PIMCO Total Return Fund	4,550,695	4,729,803
Allianz NFJ Small Cap Value Fund	4,432,317	4,131,668
Hartford Dividend & Growth Fund(1)	3,546,210	—
American Funds Capital World Growth & Income Fund(1)	2,879,980	3,149,121
Thornburg International Value Fund(1)	2,726,828	3,168,575
Bank of America N.A. Retirement Preservation Trust, at contract value(1)	—	18,589,929
Eaton Vance Large Cap Value Fund(1)	—	3,795,713
American Funds Growth Fund of America(1)	—	3,393,601

__________

(1) Less than 5% of net assets available for benefits as of either December 31, 2011 or 2010, but included for comparative purposes.

4. Fair Value Measurements

The Plan performs fair value measurements defining fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan reports its investments at fair value based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level One measurements) and the lowest priority to unobservable inputs (Level Three measurements). The three levels of the fair value hierarchy are described below:

Level One: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level Two: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level Three: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

7

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS

NOTES TO FINANCIAL STATEMENTS – (Continued)

The Plan’s assets that are measured at fair value on a recurring basis were as follows:

	December 31, 2011
	Level One	Level Two	Level Three	Total
Common stock	$80,154	$—	$—	$80,154
Mutual funds:
Domestic equity funds	13,170,824	—	—	13,170,824
Balanced fund	4,986,985	—	—	4,986,985
International funds	6,266,902	—	—	6,266,902
Fixed income fund	4,550,695	—	—	4,550,695
Total mutual funds	28,975,406	—	—	28,975,406

Common collective trust funds:
Equity funds	—	7,516,119	—	7,516,119
Balanced funds	—	1,606,756	—	1,606,756
Fixed income fund	—	20,151,937	—	20,151,937
Total common collective trust funds	—	29,274,812	—	29,274,812
Total	$29,055,560	$29,274,812	$––	$58,330,372

	December 31, 2010
	Level One	Level Two	Level Three	Total
Mutual funds:
Domestic equity funds	$13,741,001	$—	$—	$13,741,001
Balanced funds	5,202,784	—	—	5,202,784
International funds	6,591,550	—	—	6,591,550
Fixed income funds	4,729,803	—	—	4,729,803
Total mutual funds	30,265,138	—	—	30,265,138

Common collective trust funds:
Equity funds	—	8,004,836	—	8,004,836
Balanced funds	—	1,420,832	—	1,420,832
Fixed income funds	—	18,589,929	—	18,589,929
Total common collective trust funds	—	28,015,597	—	28,015,597
Total	$30,265,138	$28,015,597	$––	$58,280,735

The Plan invests in several common collective trusts with investment objectives as follows:

•	Invesco Stable Value Retirement Fund - seeks the preservation of principal and provides interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.
•	Manning & Napier Retirement Target Collective Investment Trusts - designed to provide a single investment portfolio that adjusts over time to meet the changing risk and return objectives of investors over their expected investment horizon.
•	Bank of America, N.A. Equity Index Trust - invests in a portfolio of assets whose performance is expected to match approximately the performance of the Standard & Poor’s 500 Composite Stock Index (or other such index representing a significant portion of U.S. stock market capitalization) before deduction of expenses.
•	Bank of America, N.A. Mid Cap Equity Index Trust - invests in a portfolio of assets that seeks to replicate the performance of the Standard & Poor’s MidCap 400 Index by investing in the common stock of U.S. public companies across diversified sectors.

8

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS

NOTES TO FINANCIAL STATEMENTS – (Continued)

Investments in all common collective trust funds can be redeemed immediately at the current net asset value based on the fair value of the underlying assets. There are no withdrawal limits, redemption frequency limits or redemption notice periods. There were no unfunded commitments for these investments as of December 31, 2011 or 2010.

5. Risks and Uncertainties

The Plan provides for investments in various securities that are exposed to risks, such as interest rate, credit and overall volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in future statements of net assets available for benefits.

6. Tax Status

The Plan is a prototype plan of Merrill Lynch, Pierce, Fenner & Smith, Inc., the predecessor in a merger with Bank of America, N.A., which received an opinion letter on March 31, 2008, in which the Internal Revenue Service stated that the form of the plan document was acceptable under the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving that letter. However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income tax has been included in the Plan’s financial statements.

7. Party-in-Interest Transactions

Certain Plan investments consist of units of common collective trust funds managed by affiliates of the Trustee. Plan investments also include Colfax common stock. Colfax is the administrator of the Plan. These transactions qualify as exempt party-in-interest transactions.

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

9. Reconciliation to Form 5500

The following is a reconciliation of amounts in the financial statements to Form 5500 as of December 31, 2011 and 2010 and for the year ended December 31, 2011:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$59,535,944	$59,629,754
Adjustment from contract value to fair value for fully benefit responsive investment contracts	100,760	—
Total net assets per Form 5500	$59,636,704	$59,629,754

9

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS

NOTES TO FINANCIAL STATEMENTS – (Continued)

Year Ended December 31, 2011
Total additions per the financial statements	$5,603,511
Adjustment from fair value to contract value for fully benefit responsive investment contracts	100,760
Forfeitures used to reduce employer contributions	93,035
Total income per Form 5500	$5,797,306

Total deductions per the financial statements	$5,697,321
Forfeitures used to reduce employer contributions	93,035
Total expense, net of transfers in per Form 5500	$5,790,356

10. Subsequent Events

On January 2, 2012, the Company merged the Colfax Corporation 401(k) Savings Plan for Hourly/Union Employees with the Plan, resulting in the transfer of additional assets of approximately $3.6 million.

On May 1, 2012, there was the transfer of additional assets of approximately $4.9 million from the Spectrum Staff Management, Inc. 401(k) Plan in conjunction with the Company’s acquisition of COT-Puritech, Inc., which occurred on December 6, 2011.

10

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS

EIN: 54-1887631

Plan: 037

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of Issuer, Borrower Lessor or Similar Party	Description of Investment	Cost(1)	Current Value

Colfax Corporation(2)	Common Stock		$80,154
PIMCO Total Return Fund	Mutual Fund		4,550,695
Allianz NFJ Small Cap Value Fund	Mutual Fund		4,432,317
American Funds American Balanced Fund	Mutual Fund		4,986,985
American Funds Capital World Growth & Income Fund	Mutual Fund		2,879,980
Mainstay Large Cap Growth Fund	Mutual Fund		2,831,931
Invesco International Growth Fund	Mutual Fund		660,094
Hartford Dividend & Growth Fund	Mutual Fund		3,546,210
Thornburg International Value Fund	Mutual Fund		2,726,828
Blackrock Small Cap Growth Equity Portfolio	Mutual Fund		2,360,366
Manning & Napier Retirement Target Income Collective Investment Trust	Common Collective Trust		26,938
Manning & Napier Retirement Target 2010 Collective Investment Trust	Common Collective Trust		70,667
Manning & Napier Retirement Target 2020 Collective Investment Trust	Common Collective Trust		525,689
Manning & Napier Retirement Target 2030 Collective Investment Trust	Common Collective Trust		623,660
Manning & Napier Retirement Target 2040 Collective Investment Trust	Common Collective Trust		201,630
Manning & Napier Retirement Target 2050 Collective Investment Trust	Common Collective Trust		158,172
Bank of America, N.A. Mid Cap Equity Index Trust(2)	Common Collective Trust		2,593,386
Bank of America, N.A. Equity Index Trust 12(2)	Common Collective Trust		4,922,733
Invesco Stable Value Retirement Fund 4	Common Collective Trust		20,151,937
Subtotal			58,330,372

Participant loans(3)			1,287,217
Total			$59,617,589

__________

(1) Cost information is not required for participant-directed investments

(2) A party-in-interest to the plan as defined by ERISA

(3) Maturity dates range from January 2012 to May 2029 and annual interest rates range from 4.25% to 9.25%

11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant:	Colfax Corporation
Colfax Corporation 401(k) Savings Plan Plus

By:

/s/ C. SCOTT BRANNAN	June 22, 2012
C. Scott Brannan
Senior Vice President, Finance and
Chief Financial Officer

12